UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

The Timken Company Savings and Investment Pension Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and

Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of

    The Timken Company Savings and

    Investment Pension Plan

We have audited the accompanying statements of net assets available for benefits of The Timken Company Savings and Investment Pension Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 25, 2010

The Timken Company Savings and Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$635,219,964	$536,347,505
Participant notes receivable	14,249,916	15,183,324

Total investments, at fair value	649,469,880	551,530,829

Receivables:
Contribution receivable from participants	17,202	3,159,627
Contribution receivable from The Timken Company	762,111	2,440,534

Total receivables	779,313	5,600,161

Net assets available for benefits, at fair value	650,249,193	557,130,990

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	6,628,213	13,928,305

Net assets available for benefits	$656,877,406	$571,059,295

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	116,099,681
Interest	$989,238

117,088,919

Participant rollovers	295,588

Contributions:
Participants	23,424,733
The Timken Company	12,366,652

35,791,385

Total additions	153,175,892

Deductions
Benefits paid directly to participants	67,075,361
Administrative expenses	282,420

Total deductions	67,357,781

Net increase	85,818,111

Net assets available for benefits:
Beginning of year	571,059,295

End of year	$656,877,406

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements

December 31, 2009 and 2008, and

Year Ended December 31, 2009

1. Description of the Plan

The following description of The Timken Company Savings and Investment Pension Plan (formerly known as The Timken Company – Latrobe Steel Company Savings and Investment Pension Plan) (the Plan) provides only general information. Participants should refer to the Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions. Copies of the handbook are available from the Plan Administrator, The Timken Company (the Company).

General

The Plan is a defined contribution plan available to salaried employees of The Timken Company, The Timken Corporation and Timken LLC, and effective with the acquisition of the assets of Boring Specialties, LLC on February 21, 2008, the employees of Boring Specialties, LLC. Employees of the Company become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. Effective December 8, 2006, the Company sold Latrobe Steel Company. Effective December 18, 2006, the Company sold its steering business located in Watertown, Connecticut. The Plan was available to the salaried employees of Latrobe Steel Company and the salaried and hourly employees of the Watertown facility prior to the divestiture of these businesses. Effective December 31, 2009, the Company sold its Needle Roller Bearing (NRB) business. The Plan was available to the salaried and hourly associates impacted by such sale prior to the divestiture of the business. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 20% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code (IRS) limitations. The Company matches such employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of gross earnings deferred to the Plan, and 50% of the next 3% of gross earnings deferred to the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Plan provides for a quarterly 401(k) Plus Contribution by the Company for employees hired prior to January 1, 2004 at the Company’s facilities in Altavista, VA; Asheboro, NC; St. Clair, OH; South Bend, IN; and Tryon Peak, NC, and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0%.

The Plan provided for a quarterly 401(k) Plus Contribution by the Company for employees hired prior to January 1, 2004, at the Sandycreek, PA facility and who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution was based on the participant’s full years of service at amounts ranging from 2.5% to 6.0%. The Sandycreek facility belonged to Timken Latrobe Steel, which was divested from The Timken Company effective December 8, 2006.

The Plan provides for a quarterly “Core Contribution” by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003, and who are not eligible for the 401(k) Plus Contribution described above. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5%. Employees of Timken Boring Specialties, LLC, or those classified by the Company as members of the TIS Reliability Services Division of Timken are not eligible to receive Core Contributions.

The Plan provided for an annual “Base Contribution” by the Company for hourly employees at the Watertown facility of the Company, which was divested effective December 18, 2006. The contribution was equal to 2% of an employee’s eligible compensation. An employee received his or her first Base Contribution after completing one year of continuous service.

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 1%. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement. 401(k) Plus Contributions and Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Due to the effect of the global recession in 2009, the Company suspended Matching Contributions for all associates effective with pay dates occurring on and after September 1, 2009 through December 31, 2009. Matching Contributions were reinstated commencing with pay dates on and after January 1, 2010. Associates were able to make employee contributions during the period in which Matching Contribution were suspended.

The suspension of the Company matching contributions meant that the Plan was no longer considered to be a Safe Harbor plan for 2009. Consequently, Timken was required by law to conduct non-discrimination testing, and the Plan was required to return some of the highly compensated associates’ pre-tax contributions and limit some of their matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service. Participants vest in the Base Contributions on a five year graduated vesting scale based on years of continuous service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $12.99 and $10.85 at December 31, 2009 and 2008, respectively.

Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents a summary of the investments of the Master Trust as of December 31:

	2009	2008
Investments, at fair value:
The Timken Company Common Stock Fund	$241,078,465	$225,514,383
Registered investment companies	297,278,461	221,647,760
Common collective funds	235,129,337	182,763,527

	773,486,263	629,925,670

Investment contracts, at fair value	154,903,737	156,437,336
Adjustments from fair value to contract value	9,702,374	20,458,669

Investment contracts, at contract value	164,606,111	176,896,005

	$938,092,374	$806,821,675

At December 31, 2009, The Timken Company Common Stock Fund consisted of 18,565,348 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2009 and 2008 was 68.42% and 68.20%, respectively.

Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$51,426,725	$(120,044,417)
Registered investment companies	62,675,842	(128,819,219)
Common collective funds	39,342,564	(73,116,499)

	153,445,131	(321,980,135)
Net appreciation in investment contracts	3,265,586	3,154,296
Interest and dividends	10,441,107	15,478,607

Total Master Trust	$167,151,824	$(303,347,232)

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

4. Fair Value

The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2009:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered investment companies	297,278,461	297,278,461	—	—
S&P 500 Index	139,647,844	—	139,647,844	—
Core Bond	66,002,400	—	66,002,400	—
Russell 2000-A Index	29,479,093	—	29,479,093	—
Investment Contracts	164,606,111	—	164,606,111	—

Total assets	$938,092,374	$297,278,461	$640,813,913	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

Investment Contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 - Investment Contracts for further discussion on investment contracts.

The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets:
Participant notes receivable	$14,249,916	$—	$—	$14,249,916

Total assets	$14,249,916	$—	$—	$14,249,916

Participant notes receivable are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant notes receivable:
Balance, beginning of year	$15,183,324
Issuances and settlements, net	(933,408)

Balance, end of year	$14,249,916

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31
	2009	2008
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$169,655,545	$159,266,325
Receivables:
Contributions receivable	113,520	1,690,760

	$169,769,065	$160,957,085

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

Year Ended December 31, 2009
Change in net assets:
Net appreciation in fair value of investments	$36,663,232
Dividends	3,654,324
Contributions	12,087,218
Benefits paid directly to participants	(12,731,154)
Expenses	(92,195)
Transfers to participant-directed accounts	(30,769,445)

$8,811,980

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2009	2008
Based on actual earnings	4.2%	6.5%
Based on interest rate credited to participants	2.2%	3.2%

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$656,877,406	$571,059,295
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,628,213)	(13,928,305)

Net assets available for benefits per the Form 5500	$650,249,193	$557,130,990

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

7. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Savings and Investment Pension Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan’s operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan’s operations into compliance.

9. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2009:

	Shares	Dollars
Purchased	2,951,208	$26,519,232
Issued to participants for payment of benefits	260,128	463,880

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130            Plan #011

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 11.50% with various maturity dates	$14,249,916

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 25, 2010	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Vice President – Ethics and Compliance